13.	Special Meeting of Shareholders (unaudited)

1. A special meeting of shareholders of the Florida Insured Municipal Fund was convened on November 7, 2000, at which shareholders approved the proposed reorganization plan as described in the Prospectus/Proxy Statement.

	Affirmative	   Against	      Abstained	        Total
---------------	----------          -------------      -------------
	822,854.366	   71,233.115	    22,857.316	    916,944.797
	52.137%	       4.514%	        1.448%	        58.099%
	89.739%	       7.768%	        2.493%	        100.000%